Filed pursuant to Rule 424(b)(3)
Registration No. 333-200464

LIGHTSTONE REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 1, DATED JULY 22, 2016, TO PROSPECTUS DATED JUNE 30, 2016

This prospectus supplement, dated July 22, 2016 (“Supplement No. 1”) is part of the prospectus of Lightstone Real Estate Income Trust Inc. (the “Company,” “we,” “us” or “our”), dated June 30, 2016 (the “Prospectus”). This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus, and must be read in conjunction with the Prospectus. This Supplement No. 1 forms a part of, and must be accompanied by, the Prospectus.

The primary purposes of this Supplement No. 1 are to:

1.	provide our estimated net asset value (“NAV”) and resulting estimated NAV per share, both as of June 30, 2016;
2.	provide an update on the status of our initial public offering;
3.	adjust our offering price to $10.00 per share under our primary offering effective July 25, 2016; and.
4.	provide an update on our specific investments.

Status of the Offering

We commenced our best efforts initial public offering of up to 30.0 million shares of common stock, or Common Shares (excluding shares to be issued under the distribution reinvestment plan, or DRIP), on February 26, 2015. On June 12, 2015, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of 200,000 Common Shares, broke general escrow and issued Common Shares to our initial investors. On July 13, 2016, we received and accepted aggregate subscriptions in excess of $15.0 million of common stock, the minimum offering amount needed in order to release from escrow proceeds received, if any, from both Pennsylvania and Washington residents and issue Common Shares to such investors.

We will offer shares of our common stock until February 26, 2017, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 30.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of June 30, 2016, we had received aggregate gross proceeds of $14.4 million from the sale of approximately 1.4 million Common Shares in our primary offering (including $2.0 million in Common Shares at a purchase price of $9.00 per Common Share to an entity 100% owned by David Lichtenstein, who also owns a majority interest in our sponsor). We have also issued approximately 6,000 Common Shares under our DRIP. As of June 30, 2016, there were 1.5 million Common Shares outstanding, including shares issued under the DRIP. As of June 30, 2016, there were 28.5 million Common Shares available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Cover Page

The second paragraph on the cover page of the Prospectus is hereby deleted and replaced with the following:

“We are offering up to 30 million shares of our common stock, $0.01 par value per share, or Common Shares, in our primary offering at an initial offering price of $10.00 per Common Share on a “best efforts” basis through Orchard Securities, LLC, or Orchard Securities, our dealer manager. “Best efforts” means that our dealer manager is not obligated to purchase any specific number or dollar amount of Common Shares. We offered our Common Shares at an initial offering price of $10.00 per Common Share in our primary offering. On June 30, we adjusted our offering price to $9.14 per Common Share in our primary offering, which was equal to the estimated net asset value per Common Share as of March 31, 2016, and effective July 25, 2016, our offering price will be adjusted to $10.00 per Common Share in our primary offering, which is equal to the estimated net asset value per Common Share as of June 30, 2016.”

Prospectus Summary

The first paragraph on page 18 of the Prospectus underneath the question “What kind of offering is this?” is hereby deleted and replaced with the following:

“We are offering up to 30 million Common Shares on a “best efforts” basis at an initial price of $10.00 per share. On June 30, 2016, we adjusted our offering price to $9.14 per Common Share in our primary offering, which was equal to the net asset value per Common Share as of March 31, 2016, and effective July 25, 2016, our offering price will be adjusted to $10.00 per Common Share in our primary offering, which is equal to the net asset value per Common Share as of June 30, 2016. Investors may be entitled to volume discounts. Discounts also are available for certain categories of purchaser, as described under “Plan of Distribution — Common Shares Purchased by Affiliates, Friends, Institutional Investors and Participating Broker-Dealers.” We also are offering up to 10 million Common Shares pursuant to our DRIP. The offering price per Common Share under our DRIP initially will be $9.50, or 95% of the estimated NAV per Common Share. We reserve the right to reallocate the Common Shares we are offering between the primary offering and our DRIP.”

The first paragraph on page 23 of the Prospectus underneath the question “How often will you estimate per share net asset value?” is hereby deleted and replaced with the following:

Beginning with the NAV pricing date (as described below), we expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will update our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. For purposes of this prospectus, the NAV pricing date means June 30, 2016. Prior to June 30, 2016, your customer account statement reported the value of your Common Shares as equal to the gross offering price in this offering. Beginning with the NAV pricing date, your customer account statement has, and will continue to report the value of your Common Shares as equal to the most current estimated NAV of our Common Shares.”

Risk Factors

The Risk Factor captioned “On May 13, 2016, our board of directors established our estimated NAV per share of $9.14 as of March 31, 2016. We intend to continue to disclose an estimated NAV per Common Share on a quarterly basis during this offering for as long as the special limited partner’s obligation to purchase subordinated participation interests continues, and such estimated NAV per share may be lower than the purchase price you pay for Common Shares in this offering. The estimated NAV per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our Company.” on page 28 of the Prospectus is hereby deleted and replaced with the following:

“On July 22, 2016, our board of directors established our most current estimated NAV per share as of June 30, 2016. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis, and such estimated NAV per share may be lower than the purchase price you pay for Common Shares in this offering. The estimated NAV per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our Company.

Recent amendments to rules promulgated by FINRA required us to disclose an estimated NAV per share of our Common Shares no later than May 10, 2017, which would have been 150 days following the second anniversary of the date on which we broke escrow in this offering. On May 13, 2016, our board of directors established our initial estimated NAV per share as of March 31, 2016 and on July 22, 2016 our board of directors established our most current estimated NAV per share as of June 30, 2016. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. Our board of directors may determine to modify the offering price, including the price at which the shares are offered pursuant to the DRIP, to reflect the most current estimated NAV per share. Pursuant to an amendment to NASD Rule 2340 that took effect on April 11, 2016, if we had not yet disclosed an estimated NAV per share before the amended rule took effect, then our stockholders’ customer account statements would have reported the value of our Common Shares using the “net investment method.” Under this method, the statement amount for an investment in Common Shares would have been equal to the gross offering price less organization and offering expenses (including selling commissions, dealer manager fees and issuer costs) that are paid from gross proceeds of this offering.”

ESTIMATION OF NAV AND SUBORDINATED LOAN AGREEMENT

The section titled “ESTIMATION OF NAV AND SUBORDINATED LOAN AGREEMENT” on page 64 – 70 of the Prospectus is hereby deleted and replaced with the following:

“In October 2014, the SEC approved amendments to FINRA Rule 2310 and NASD Rule 2340 to modify the requirements relating to the inclusion of per share estimated value for non-traded REITs in customer account statements. Pursuant to these rules, our stockholders’ customer account statements were required to include an estimated value of our Common Shares by April 2016 using one of two methods: the “net investment method” or the “appraised value method.” We opted to implement the appraised value method, as described in further detail below.

Unless and until our Common Shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. We currently expect that our advisor will update our estimate of NAV on a quarterly basis, but our advisor will update our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. For a description of how we determined our NAV per Common Share, please refer to “Estimated NAV and NAV per Share” below.

Sponsor Subordinated Loan Agreement

Our sponsor has committed to make a significant subordinated equity investment in the Company, through a subordinated unsecured loan agreement, of up to $36.0 million, which is equivalent to 12.0% of the $300.0 million maximum offering amount of Common Shares. Specifically, the subordinated agreement with the sponsor provides for quarterly draws or advances in an amount equal to the product of (i) $10.00 minus the then-current estimated NAV per share, multiplied by (ii) the number of Common Shares outstanding. The advances under the subordinated agreement will be used to increase the cash available for investment in real estate-related investments. The outstanding advances under the subordinated agreement will bear interest at a rate of 1.48%, which was equal to the mid-term applicable federal rate as of March 2016. Interest will retroactively accrue on the outstanding advances under the subordinated agreement back to the date of each quarterly draw, but no interest or outstanding advances will be due and payable to the sponsor until holders of our Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments.

The subordinated agreement with the sponsor will continue until the earlier of: (i) the termination of this offering; (ii) advances under the agreement are equal to an aggregate of $36.0 million; and (iii) we receive gross offering proceeds of $300.0 million. The advances under the subordinated agreement will have the effect of increasing our NAV per share until holders of our Common Shares have received distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. We cannot guarantee that holders of our Common Shares will receive the foregoing cumulative, pre-tax, non-compounded annual return.

Distributions in connection with our liquidation initially will be made to holders of our Common Shares, until holders of our Common Shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8.0% on their respective net investments. Thereafter, we will be obligated to repay the outstanding advances under the subordinated agreement and accrued interest to the sponsor, as described in the subordinated agreement. In the unlikely event that additional liquidation distributions are available after we repay the outstanding advances under the subordinated agreement and accrued interest to our sponsor, such additional distributions will be paid to holders of our Common Shares and our sponsor: 85.0% of the aggregate amount will be payable to holders of our Common Shares and the remaining 15.0% will be payable to the sponsor.

The below table illustrates the amount of advances under the subordinated agreement from the sponsor in three hypothetical scenarios: (i) a 20% decrease in the value of our assets, (ii) no change in the value of our assets and (iii) a 20% increase in the value of our assets, each shown without including the effect of the advances under the subordinated agreement on our assets. The table assumes that we sell the maximum of 30.0 million Common Shares in this offering, in each case at an offering price of $10.00 per share, and does not give effect to special sales or volume discounts which could reduce selling commissions or dealer manager fees. Thus, the “no change” column below reflects estimated NAV of $264.0 million before the addition of advances under the subordinated agreement ($300.0 million in gross proceeds from our primary offering less $36.0 million in selling commissions, dealer manager fees and other organization and offering expenses). The below table contains a number of assumptions, and the estimated NAV amounts presented in the table are shown for illustrative purposes only. For example, as of July 15, 2016, we had received aggregate gross proceeds of $20.0 million from the sale of approximately 2.1 million Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.

HYPOTHETICAL CALCULATION OF NAV
(these calculations do not represent the NAV of the company)

	Change in Asset Value
	20% Decrease	No Change	20% Increase
Estimated NAV prior to addition of advances from Sponsor under the subordinated agreement	$211,200,000	$264,000,000	$316,800,000
Common Shares outstanding	30,000,000	30,000,000	30,000,000
Estimated NAV per Common Share	$7.04	$8.80	$10.56
Advances from sponsor under the subordinated agreement	$36,000,000	$36,000,000	$—
Estimated NAV per Common Share after addition of advances from sponsor under the subordinated agreement	$8.24	$10.00	$10.56

The sponsor has committed to make a significant subordinated equity investment in us, through a subordinated unsecured loan agreement, of up to $36.0 million with the intention of maintaining an estimated per share NAV of $10.00 or greater. As reflected in the above table, the sponsor will have no obligation to advance funds under the subordinated agreement in a given quarter if the estimated per share NAV for that quarter is equal to or greater than $10.00. Moreover, there is no assurance that estimated per share NAV will be $10.00 or greater, even after taking the advances under the subordinated agreement into account. In the calculation of our estimated NAV, no value will be allocated to the sponsor under the subordinated agreement until our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%. If our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 8.0%, then the allocation of any value under the subordinated agreement will be subtracted from the value of our net assets when our board of directors estimates the NAV. The allocation of value under the subordinated agreement could be substantial, which could result in a significant decrease in our per share NAV.

Under the terms of our charter, the sponsor cannot make a loan to us unless the loan is approved by a majority of our directors, including a majority of our independent directors not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than a comparable loan between unaffiliated parties. Our board of directors, including a majority of independent directors not otherwise interested in the transaction, has approved the subordinated agreement with the sponsor.

Estimated NAV and NAV per Share

On July 22, 2016, our board of directors approved our estimated NAV of approximately $15.0 million and resulting estimated NAV per share of 10.00, both as of June 30, 2016 and both after the addition of advances from the sponsor under the subordinated agreement. Through June 30, 2016, the sponsor had advanced an aggregate of approximately $5.7 million under the subordinated agreement. In the calculation of our estimated NAV, an approximately $1.0 million allocation of value was made to the sponsor under the subordinated agreement because the estimated NAV per share exceeded an aggregate $10.00 price per share plus a cumulative, pre-tax non-compounded annual return of 8.0% as of June 30, 2016. Accordingly, the portion of the NAV attributable to advances from the sponsor under the subordinated agreement was approximately $4.7 million as of June 30, 2016.

Process and Methodology

Our advisor, along with any necessary material assistance or confirmation of a third-party valuation expert or service, is responsible for calculating our NAV, which we currently expect will be done on a quarterly basis for as long as the sponsor’s obligation to fund quarterly draws under the subordinated agreement continues and thereafter, will be done on at least an annual basis unless and until our Common Shares are approved for listing on a national securities exchange. Our board of directors will review each estimate of NAV and approve the resulting NAV per share.

Our estimated NAV per share as of June 30, 2016 was calculated with the assistance of both our advisor and Marshall & Steven’s Incorporated (“M&S”), an independent third-party valuation firm engaged by us to assist with the valuation of our assets, liabilities and any allocations of value to the sponsor under the subordinated agreement. The advisor recommended and the board of directors established the estimated NAV per share as of June 30, 2016 based upon the analyses and reports provided by the advisor and M&S. The process for estimating the value of our assets, liabilities and allocations of value to the sponsor under the subordinated agreement is performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, “Valuations of Publicly Registered Non-Listed REITs,” issued April 29, 2013. We believe that our valuations were developed in a manner reasonably designed to ensure their reliability.

The engagement of M&S with respect to our NAV per share as of June 30, 2016 was approved by our board of directors, including all of our independent directors. M&S has extensive experience in conducting asset valuations, included valuations of commercial real estate, debt, properties and real estate-related investments.

With respect to our NAV per share as of June 30, 2016, M&S prepared a NAV report (the “June 2016 NAV Report”) which estimated the NAV per share as of June 30, 2016. The June 2016 NAV Report relied upon M&S’s estimated value of our investment in related party and the advisor’s estimate of the value of our cash and cash equivalents, other assets, due to related parties, other liabilities and allocations of value to the sponsor under the subordinated agreement, to calculate estimated NAV per share, all as of June 30, 2016.

The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share as of June 30, 2016 compared to March 31, 2016:

	As of June 30, 2016		As of March 31, 2016
	Value	Per Share	Value	Per Share
Net Assets:
Investment in related party	$15,900,000	$10.60	$6,100,000	$5.62
Non-Real Estate Assets:
Cash and cash equivalents	512,321		4,219,688
Other assets	5,302		6,265
Total non-real estate assets	517,623	0.34	4,225,953	3.90
Total Assets	16,417,623	10.94	10,325,953	9.52
Liabilities:
Due to related parties	(609)		(14,353)
Other liabilities	(426,511)		(395,176)
Total liabilities	(427,120)	(0.28)	(409,529)	(0.38)
Allocation of value to sponsor under subordinated agreement	(986,653)	(0.66)	—	—
Adjusted NAV after giving effect to advances from sponsor under subordinated agreement	$15,003,850	$10.00	$9,916,424	$9.14
Shares of Common Stock Outstanding	1,500,385		1,084,525
NAV attributable to advances from sponsor under the subordinated agreement	$4,695,360	$3.13	$3,109,013	$2.87
NAV without advances from sponsor under the subordinated agreement	$10,308,490	$6.87	$6,807,411	$6.27

Use of Independent Valuation Firm:

As discussed above, our advisor is responsible for calculating our NAV. In connection with determining our NAV, our advisor may rely on the material assistance or confirmation of a third-party valuation expert or service. In this regard, M&S was selected by our board of directors to assist our advisor in the calculation of our estimated NAV and resulting estimated NAV per share as of June 30, 2016. M&S services included estimating the fair value of our investment in related party and preparing the June 2016 NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the advisor. The compensation we paid to M&S was based on the scope of work and not on the estimated fair value of our investment in related party. In preparing its report, M&S did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

M&S collected reasonably available material information that it deemed relevant in estimating the fair value of our investment in related party.

In conducting their investigation and analyses, M&S took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although M&S reviewed information supplied or otherwise made available by us or the advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. M&S assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with M&S were reasonably prepared in good faith on bases reflecting the then best currently available estimates and judgments of our management, our board of directors, and/or the advisor. M&S relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

M&S is actively engaged in the business of appraising commercial real estate properties and real estate related-investments similar to those owned or invested by us in connection with public security offerings, private placements, business combinations, and similar transactions. We do not believe that there are any material conflicts of interest between M&S, on the one hand, and us, the Sponsor, the advisor, and our affiliates, on the other hand. Our advisor engaged M&S on behalf of our board of directors to deliver their reports to assist in the NAV calculation as of June 30, 2016 and M&S received compensation for those efforts. In addition, we agreed to indemnify M&S against certain liabilities arising out of this engagement. M&S has previously assisted in our prior NAV calculations and has also been engaged by us for certain valuation services with respect to our investments. M&S may from time to time in the future perform other services for us and our Sponsor or other affiliates of the Sponsor, so long as such other services do not adversely affect the independence of M&S.

Although M&S considered any comments received from us and the advisor relating to their reports, the final estimated fair value of our investment in related party was determined by M&S. The reports were addressed to our board of directors to assist our board of directors in calculating an estimated value per share of our common stock as of June 30, 2016. The reports were not addressed to the public, may not be relied upon by any other person to establish an estimated value per share of our common stock, and do not constitute a recommendation to any person to purchase or sell any shares of our common stock.

Our goal in calculating our estimated NAV is to arrive at values that are reasonable and supportable using what we deem to be appropriate valuation methodologies and assumptions. The reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports. The following is a summary of our valuation methodologies used to value our assets and liabilities by key component:

Investment in Related Party:  During the fourth quarter of 2015, we entered into an agreement with various related party entities that provides for us to make aggregate preferred equity contributions of up to $20.0 million in various affiliates of our sponsor which own a parcel of land located at 105-109 W. 28th Street, New York, NY on which they intend to develop a 343-room Marriott Moxy hotel. These contributions are made pursuant to an instrument (the “Preferred Investment”) that entitles us to monthly preferred distributions at a rate of 12% per annum. Our Preferred Investment is classified as a held-to-maturity security and is recorded at cost. As of June 30, 2016, the estimated value of our Preferred Investment of $15.9 million approximated its carrying value based on market rates for similar instruments.

Cash and Cash Equivalents:  The estimated values of our cash and cash equivalents approximate their carrying values due to their short maturities.

Other Assets:  Our other assets consist of prepaid expenses and other assets. The estimated values of these items approximate their carrying values due to their short maturities.

Due to Related Parties:  The estimated value of our due to related parties approximates its carrying value due to its short maturity.

Other Liabilities:  Our other liabilities consist of our accounts payable and accrued expenses and distributions payable. The carrying values of these items were considered to equal their fair value due to their short maturities.

Allocations of Value to Sponsor under Subordinated Agreement:  Pursuant to the terms of the subordinated agreement, no allocations of value are made to the sponsor under the subordinated agreement unless the estimated NAV per share exceeds $10.00 per share plus a cumulative, pre-tax non-compounded annual return of 8.0% as of the indicated valuation date. Through June 30, 2016, the sponsor had advanced approximately $5.7 million under the subordinated agreement. In the calculation of our estimated NAV as of June 30, 2016, an approximately $1.0 million allocation of value was made to the sponsor under the subordinated agreement because the estimated NAV per share exceeded an aggregate $10.00 price per share plus a cumulative, pre-tax non-compounded annual return of 8.0% as of June 30, 2016. Accordingly, the portion of the NAV attributable to advances from the sponsor under the subordinated agreement was approximately $4.7 million as of June 30, 2016.

Limitations and Risks

As with any valuation methodology, the methodology used to determine our estimated NAV and resulting estimated NAV per share is based upon a number of estimates and assumptions that may prove later not to be accurate or complete. Further, different market participants with different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive different estimated NAVs per share, which could be significantly different from the estimated NAV per share approved by our board of directors. The estimated NAV per share approved by our board of directors does not represent the fair value of our assets less liabilities in accordance GAAP, and such estimated NAV per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to resell his or her shares of common stock at the estimated NAV per share;
•	a stockholder would ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;
•	our shares of common stock would trade at the estimated NAV per share on a national securities exchange;
•	an independent third-party appraiser or other third-party valuation firm would agree with the estimated NAV per share; or
•	the methodology used to estimate our NAV per share would be acceptable to FINRA or under the Employee Retirement Income Security Act with respect to their respective requirements.

The Internal Revenue Service and the Department of Labor do not provide any guidance on the methodology an issuer must use to determine its estimated NAV per share.

FINRA guidance provides that NAV valuations be derived from a methodology that conforms to industry practice.

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated NAVs per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less our liabilities in accordance with GAAP, nor do they represent an actual liquidation value of our assets and liabilities or the price that shares of our common stock would trade at on a national securities exchange. As of the date of this filing, although we have not sought stockholder approval to adopt a plan of liquidation of the Company, certain distributions may be payable to our sponsor pursuant to the terms of the subordinated agreement in connection with a liquidation event. Accordingly, our estimated NAV per share reflects any allocation of value to the sponsor under the subordinated agreement representing the amount that would be payable to the sponsor in connection with a liquidation event pursuant to the guidelines for estimating NAV contained in IPA Practice Guideline 2013-01, “Valuation of Publicly Registered Non-Listed REITs”. Our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities less any allocations of value to the sponsor under the subordinated agreement divided by the number of our diluted shares of common stock outstanding, all as of the date indicated. Our estimated NAV per share does not reflect a discount for the fact we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account estimated disposition costs or fees or penalties, if any, that may apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of certain debt. Our NAV per share will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and the management of those assets and changes in the real estate and capital markets. Different parties using different assumptions and estimates could derive different NAVs and resulting estimated NAVs per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. We currently expect that our advisor will estimate our NAV on a quarterly basis for as long as our sponsor’s obligation to fund quarterly draws under the subordinated agreement continues and thereafter, our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV.

The following factors may cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation:

•	The methodology used to determine estimated NAV per share includes a number of estimates and assumptions that may not prove to be accurate or complete as compared to the actual amounts received in the liquidation;
•	In a liquidation, certain assets may not be liquidated at their estimated values because of transfer fees and disposition fees, which are not reflected in the estimated NAV calculation;
•	In a liquidation, debt obligations may have to be prepaid and the costs of any prepayment penalties may reduce the liquidation amounts. Prepayment penalties are not included in determining the estimated value of liabilities in determining estimated NAV;
•	In a liquidation, the real estate assets may derive a portfolio premium which premium is not considered in determining estimated NAV;
•	In a liquidation, the potential buyers of the assets may use different estimates and assumptions than those used in determining estimated NAV;
•	If the liquidation occurs through a listing of the common stock on a national securities exchange, the capital markets may value the Company’s net assets at a different amount than the estimated NAV. Such valuation would likely be based upon customary REIT valuation methodology including funds from operation (“FFO”) multiples of other comparable REITs, FFO coverage of dividends and adjusted FFO payout of the Company’s anticipated dividend; and
•	If the liquidation occurs through a merger of the Company with another REIT, the amount realized for the common stock may not equal the estimated NAV per share because of many factors including the aggregate consideration received, the make-up of the consideration (e.g., cash, stock or both), the performance of any stock received as part of the consideration during the merger process and thereafter, the reception of the merger in the market and whether the market believes the pricing of the merger was fair to both parties.”

DESCRIPTION OF INVESTMENTS

The third paragraph under the section titled “DESCRIPTION OF INVESTMENTS — Specific Investments —  Preferred Investment — 105-109 W. 28th Street Preferred Investment” on page 109 of the Prospectus is hereby deleted and replaced with the following:

The Company commenced making contributions to NYC Acquisitions IV LLC during the fourth quarter of 2015, and as of July 20, 2016, the 105-109 W. 28th Street Preferred Investment was fully funded and had an outstanding balance of $20.0 million. The Company funded its contributions using proceeds from its initial public offering.

ERISA CONSIDERATIONS

The third paragraph under the heading titled “Annual or More Frequent Valuation Requirement” on page 141 of the Prospectus is hereby deleted and replaced with the following:

“On July 22, 2016, our board of directors established our most current estimated NAV per share as of June 30, 2016. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares.”

REPORTS TO STOCKHOLDERS

The seventh paragraph under the section titled “REPORTS TO STOCKHOLDERS” on pages 168 – 169 of the Prospectus is hereby deleted and replaced with the following:

“Unless and until our Common Shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. On June 30, 2016, which we refer to as the NAV pricing date, we provided our initial per share estimated NAV of our Common Shares as determined by our advisor, along with the material assistance or confirmation of a third party valuation expert or service as of March 31, 2016. From and after the NAV pricing date, we expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. In providing any estimate of NAV per Common Share, neither we nor our affiliates thereby make any warranty, guarantee or representation that (i) we or our stockholders, upon liquidation, will actually realize the estimated NAV per Common Share or (ii) our stockholders will realize the estimated NAV per Common Share if they attempt to sell their Common Shares.”